Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES A 10,000 METRE SURFACE DRILLING PROGRAM ON ITS WASAMAC PROPERTY

MONTREAL, Quebec, Canada, April 8, 2010 – Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or “the Company”), is pleased to announce that it will begin a 10,000 metre drilling program in May 2010 on its 100%-owned Wasamac property. Located 15 km west of Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, this property produced 252,923 ounces of gold between 1965 and 1971. The property consists of three mining concessions and one claim, and covers an area of 7.58 km2 (757.65) hectares. There are no royalties or back-in-rights on this property.

As a result of the favourable gold price and resumption of activities at its nearby Francoeur Mine, Richmont plans to restart work on this property. Drilling efforts will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity. Drilling results are anticipated by the beginning of the fourth quarter of 2010, after which Richmont will reassess the resources of the Wasamac Gold Project with a lower cut-off grade approach.

The Francoeur-Wasa Shear, the most favourable geological target in this area, runs through the center of the property, with an east-west trend (260 degrees) and a northern dip between 50–55 degrees. The mineralization, which remains open at depth, is closely associated with pyrite dissemination and alteration of the volcanic rocks within the shear zone. Four known gold bearing zones are located within this north dipping Shear, namely the Main Zone, Zone No. 1, Zone No. 2, and the Macwin Zone. Another zone of interest, the Wildcat Zone, is located approximately 300 metres south of the Main Zone, within a south dipping structure sub-parallel to the Wasa Shear.

Over the 2002-2004 period, 13,754 metres of surface drilling on this property intersected mineralization in the No. 2 East Zone, which lies within the Wasa Shear Zone. This drilling resulted in estimated Inferred Resources of 1,282,000 tonnes, grading 6.92 g/t Au, for 285,200 ounces of gold.

Wasamac Property: Local Geology
http://media3.marketwire.com/docs/ENGLocal%20Geology%20Wasamac.pdf

Wasamac: Property Location
http://media3.marketwire.com/docs/ENGWasamac%20Location.pdf

Additional details about the Wasamac Property
Gold mineralization on the Wasamac property was originally discovered in 1936 through surface trenching work. A considerable amount of exploration and development work has been carried out on the property since this discovery and has resulted in the discovery of several ore bodies. Intermittent production of the Wasamac Mine between 1965 and 1971 totalled 1,892,448 metric tons grading 4.16 g/t Au, for a total of 252,923 recovered ounces of gold, mostly from the Main Zone.

On May 7, 1986, Ressources Minières Rouyn (now Richmont Mines Inc.) signed an option agreement with Lac Minerals, the property owners at the time. This agreement entitled Richmont to earn a 50% interest in the property by incurring exploration expenses totalling $5.0 million.

RICHMONT MINES ANNOUNCES A 10,000 METRE SURFACE DRILLING PROGRAM ON ITS WASAMAC PROPERTY
April 8, 2010

In 1992, Richmont acquired 100% ownership of the Wasamac property, at which time the Company began dewatering the pre-existing underground operations and completed additional surface drilling. Unfavourable economic conditions at the time; however, led to the project being shelved in 1994. Drilling programs over the 2002-2004 period intersected mineralization inside the Wasa Shear Zone at depth, which demonstrated excellent potential.

The Wasamac property is less than 10 km east of Richmont’s Francoeur Project, and is approximately 100 km west of the Company’s Camflo Mill.

About Richmont Mines Inc.
The Company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101
This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc. and a qualified person as defined by National Instrument 43-101. The resource estimate of the Wasamac property is based on the 43-101 technical report dated March 24, 2004, performed by Mathieu Guay, P. Geo, a qualified person as defined by NI 43-101. The resource estimate was updated in January 2005 to reflect results obtained from additional drilling efforts, and was conducted by a qualified person of Richmont Mines as defined by NI 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com